Exhibit 99.1

News Release

2013-15

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 202-944-7406

Intelsat Reports First Quarter 2013 Results

Luxembourg, 9 May 2013

Intelsat S.A. (NYSE: I; formerly Intelsat Global Holdings S.A.), the world’s leading provider of satellite services, today reported financial results for the three months ended March 31, 2013.

Intelsat S.A. reported revenue of $655.1 million and a net loss of $7.8 million, or $0.09 per share, for the three months ended March 31, 2013. The company also reported EBITDA[1], or earnings before net interest, taxes and depreciation and amortization, of $496.8 million, and Adjusted EBITDA[1] of $505.8 million, or 77 percent of revenue, for the three months ended March 31, 2013. Contracted backlog at March 31, 2013, was $10.4 billion.

Intelsat CEO Dave McGlade said, “Intelsat provides critical communications infrastructure on a global basis for customers in the media, network services, and government sectors. By offering solutions for global media distribution, broadband infrastructure for fixed and mobile applications, and innovative, end-to-end government services, Intelsat is positioned to benefit from the rapidly expanding global consumption of content and data.”

“Total revenue grew 2% in the first quarter of 2013, as compared to the year-earlier quarter. On-network revenue grew 4% in the period, reflecting solid demand for transponder services and the benefit of refreshed video neighborhood capacity and mobility capacity provided by our 2012 launch campaign,” McGlade continued. “In addition, managed services revenue increased, reflecting demand for our global hybrid infrastructure of terrestrial and satellite capacity, particularly for mobility applications for network services customers. New customer and renewal activity remains steady, and our backlog, at $10.4 billion, offers visibility into future revenue trends.”

“I am pleased to welcome common and preferred stockholders following our IPO in April 2013. We are using the funds raised in our stock offerings, combined with the interest savings from our recent debt re-financings, to begin a positive cycle of de-leveraging that we believe will enhance the equity value we create for our stakeholders.”

Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications.

•

Intelsat’s network services business, which provides broadband infrastructure for fixed and wireless telecommunications and enterprise and mobility applications, accounted for 46 percent of Intelsat’s total first quarter 2013 revenue, at $298.3 million, flat as compared to the first quarter 2012. In the first quarter 2013, growth in transponder and managed services revenue from broadband network services for maritime customers was offset by reduced revenue from channel services, which has been declining over many years due to migration to fiber, and off-network services, reflecting customer premises equipment (“CPE”) revenue received in the first quarter 2012 but not in 2013.

Enterprise data networks use Intelsat capacity services to deliver broadband connectivity across broad geographic regions or in remote regions. In the first quarter, contracts signed for this application included:

•

The United Nations renewed its contract with Intelsat for transponder services on Intelsat 25, Intelsat 906 and Intelsat 907, and IntelsatOneSM Internet trunking circuits transiting Intelsat’s teleports in Germany and Maryland. These services are used to support United Nations peacekeeping operations around the world.

•

US-based ITC Global, a leading satellite network service provider for many of the world’s largest mining, energy, and maritime companies, signed a multi-year agreement for managed network services leveraging Intelsat’s teleport in Maryland, and capacity on Intelsat 25 in support of a private data network for mining and other applications in remote areas of sub-Saharan Africa.

Intelsat’s large and diversified infrastructure is used by leading fixed and wireless telecommunications providers to extend their service regions and enhance backbone networks. As in recent periods, demand for broadband infrastructure in Latin America remains strong. In the first quarter of 2013, contract signings from Latin America included:

•	A unit of Brazil-based telecommunications provider, Oi, signed a multi-year renewal agreement on Intelsat 905 to support telephony services in Brazil.

•

Ecuador-based Corporación Nacional de Telecomunicaciones (CNT) E.P., Ecuador’s public telecommunications company, recently signed a new multi-transponder agreement on Intelsat 23 to support multiple applications in Ecuador. The services include rural Internet access, Internet trunking, fixed and mobile telephony in the Galapagos Islands, and corporate VSAT services.

•

Brazil-based União Norte do Paraná de Ensino Ltda. (UNOPAR), one of the largest Brazilian universities, recently renewed its agreement with Intelsat for capacity on Galaxy 28 to support distance learning networks across the country.

•

Intelsat’s media business, which provides satellite capacity for the transmission of entertainment, news, sports and educational programming for approximately 300 broadcasters, content providers and direct-to-home (DTH) platform operators worldwide, accounted for 34 percent of our revenue for the quarter ended March 31, 2013. First quarter revenue of $223.2 million increased six percent as compared to the first quarter of 2012, as service volume increased for DTH and cable and broadcast program distribution applications.

We signed new and expanded contracts with media customers in the first quarter, including:

•

London-based ViewSat Limited, a leading provider of video distribution services, recently signed a new agreement for capacity on Intelsat 20 at 68.5° East, our premier video neighborhood serving the African region. ViewSat will use the capacity to expand its free-to-air DTH services across Africa.

•

Discovery Communications, the world’s premier nonfiction media company, reaching more than 1.8 billion cumulative subscribers in 218 countries and territories, has renewed its agreement with Intelsat to use teleport and disaster recovery services from Intelsat’s Maryland, teleport facility. The agreement provides Discovery with back-up protection for over 40 channels on its domestic distribution platform.

•

Intelsat’s government business, which provides highly customized, secure commercial satellite-based solutions to civilian agencies and the U.S. military defense sector, accounted for 19 percent of our revenue for the quarter ended March 31, 2013. First quarter revenue of $125.8 million decreased two percent as compared to first quarter 2012 results, as declines in lower-margin off-network revenue more than offset increased on-network transponder services revenue from the second quarter 2012 entry into service of a payload hosted for the Australia Defence Force and increased sales of managed services. With respect to the effects of sequestration, the pace of RFP issuance and awards that would typically signal business activity has slowed, and visibility remains extremely limited.

•	In March and April of 2013, Intelsat completed a number of capital markets activities.

•

In March 2013, our subsidiary Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”) priced $3.5 billion aggregate principal amount of senior notes, including $500.0 million of 6.75% senior notes due 2018, $2.0 billion of 7.75% senior notes due 2021 and $1.0 billion of 8.125% senior notes due 2023. In April 2013, we used the net proceeds from the sale of the notes primarily to redeem all of the $2.5 billion principal of Intelsat Luxembourg’s 11.5/12.5% senior PIK election notes due 2017 and $754.8 million principal amount of Intelsat Luxembourg’s 11.25% senior notes due 2017.

•	In April 2013, we also announced that we intend to redeem on May 23, 2013, a further $366.4 million of Intelsat Luxembourg’s 11.25% senior notes due 2017 using the net proceeds of an insurance claim.

•

On April 23, 2013, we completed the initial public offering of 22.2 million common shares and a concurrent offering of 3.5 million Series A mandatory convertible junior non-voting preferred shares. The shares trade on the New York Stock Exchange; the common stock under the ticker symbol “I” and the preferred stock under the ticker symbol “I PR A.” Net proceeds received were approximately $550 million after underwriting discounts and commissions, following exercise of the underwriters’ overallotment options in both offerings. In April, we used a portion of the proceeds from the stock offerings to prepay $138.2 million of indebtedness outstanding under our Intelsat Jackson Holdings S.A. $810.9 million senior unsecured credit agreement and announced we will use a portion of the remaining proceeds to fully redeem our Intelsat Investments S.A. (formerly Intelsat S.A.) 6.5% senior notes due 2013.

•

In the second quarter of 2013, Intelsat expects to recognize a total combined loss on early extinguishment of debt of approximately $256 million in connection with the redemption and prepayment of debt transactions described above.

•

Intelsat’s average fill rate on our approximately 2,175 station-kept transponders was 78 percent at March 31, 2013, reflecting a slight increase in net new transponders resulting from the entry into service of recently launched satellites and an increase in active transponders due to new contract activity.

Financial Results for the Three Months ended March 31, 2013

On-Network revenue generally includes revenue from any services delivered via our satellite or ground network. Off-Network and Other revenue generally includes revenue from transponder services, Mobile Satellite Services (MSS) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenue also includes revenue from consulting and other services and sales of customer premises equipment.

Total revenue for the three months ended March 31, 2013, increased by $11.0 million, or two percent, to $655.1 million, as compared to the three months ended March 31, 2012. By service type, our revenue increased or decreased due to the following:

On-Network Revenue:

•

Transponder services—an aggregate increase of $21.8 million, primarily due to an $11.4 million increase in revenue from growth in capacity services sold to media customers largely in the Latin America and Caribbean and the Asia-Pacific regions, a $5.4 million increase in revenue from capacity services sold for government applications and a $5.1 million increase in revenue from network services customers.

•

Managed services—an aggregate increase of $6.4 million, largely due to an increase in revenue from new IntelsatOneSM network broadband services for mobility applications, primarily for maritime customers in the Europe region, and an increase in revenue for private line solutions for a government customer for use on a global basis.

•

Channel—an aggregate decrease of $4.7 million related to a continued decline due to the migration of international point-to-point satellite traffic to fiber optic cable, a trend that we expect will continue.

Off-Network and Other Revenue:

•

Transponder, MSS and other off-network services—an aggregate decrease of $15.5 million, primarily due to declines in sales of CPE for network services and government applications and declines in resale of mobile satellite services (“MSS”), and sales of off-network transponder services for government applications.

•	Satellite-related services—an aggregate increase of $2.8 million, primarily due to higher fees for government professional services and flight operations support for third-party satellites.

Changes in direct costs of revenue, selling, general and administrative expenses, depreciation and amortization, income from operations, interest expense, net, and other significant income-statement items are described below.

•

Direct costs of revenue decreased by $7.4 million, or 7%, to $97.6 million for the three months ended March 31, 2013, as compared to the three months ended March 31, 2012. The decrease was primarily due to $8.4 million of higher cost of sales for CPE during the first quarter of 2012, as well as a $4.6 million decrease in the cost of MSS and off-network fixed-satellites services (“FSS”) capacity purchased related to solutions sold to our government customer set. These decreases were offset by a $3.5 million increase in other direct costs related to our delivery of professional services and costs related to a joint venture.

•

Selling, general and administrative expenses increased by $7.0 million, or 14%, to $58.2 million for the three months ended March 31, 2013, as compared to the three months ended March 31, 2012. This was primarily due to a $6.1 million increase in bad debt expense related primarily to a few isolated accounts and $2.1 million in higher professional fees, partially offset by $1.1 million of lower non-cash stock compensation costs associated with our amended 2008 Share Incentive Plan.

•

Depreciation and amortization expense increased by $0.5 million to $187.4 million for the three months ended March 31, 2013, as compared to the three months ended March 31, 2012. This increase primarily resulted from the impact of satellites placed into service during 2012, largely offset by lower depreciation expense due to the timing of certain satellites becoming fully depreciated and changes in estimated remaining useful lives of certain satellites, together with variation from year to year in the expected pattern of consumption of amortizable intangible assets.

•

Our income from operations increased by $18.8 million, or 6%, to $310.0 million for the three months ended March 31, 2013, compared to $291.3 million for the three months ended March 31, 2012, due primarily to the effects described above. Income from operations was further affected by an $8.0 million improvement in losses recognized on our derivative financial instruments for the three months ended March 31, 2013, related to the net loss on our interest rate swaps, which reflects interest expense accrued on the interest rate swaps as well as the change in fair value. For the three months ended March 31, 2013, we recorded a loss of $1.9 million, as compared to a loss on derivative financial instruments of $9.9 million for the three months ended March 31, 2012.

•

Interest expense, net consists of the gross interest expense we incur less the amount of interest we capitalize related to capital assets under construction and less interest income earned. As of March 31, 2013, we also held interest rate swaps with an aggregate notional amount of $1.6 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured and unsecured credit facilities. The swaps have not been designated as hedges for accounting purposes. Interest expense, net increased by $6.3 million, or 2%, to $318.4 million for the three months ended March 31, 2013, as compared to $312.0 million for the three months ended March 31, 2012. The increase in interest expense, net was principally due to the following:

•

an increase of $24.1 million resulting from lower capitalized interest of $11.6 million for the three months ended March 31, 2013, as compared to $35.7 million for the three months ended March 31, 2012, resulting from decreased levels of satellites and related assets under construction; partially offset by

•	a net decrease of $20.1 million in interest expense as a result of our debt refinancing transactions and credit-facility amendments in 2012.

Non-cash items in interest expense, net were $14.9 million for the three months ended March 31, 2013, primarily for amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

•

Other expense, net was $0.7 million for the three months ended March 31, 2013, as compared to other income, net of $2.9 million for the three months ended March 31, 2012. The difference of $3.6 million was primarily due to $1.2 million of exchange rate losses in the three months ended March 31, 2013, compared to $1.0 million of exchange rate gains in the three months ended March 31, 2012, primarily related to our business conducted in Brazilian reais and euros.

•

Our benefit from income taxes was $2.0 million for the three months ended March 31, 2013, as compared to a provision of $7.2 million for the three months ended March 31, 2012. The difference was principally due to a 2012 internal subsidiary merger that caused a re-measurement of our deferred taxes in the three months ended March 31, 2012, and a benefit for research and development credits recorded in the three months ended March 31, 2013.

•	Cash paid for income taxes, net of refunds, totaled $15.6 million and $14.0 million for the three months ended March 31, 2013, and 2012, respectively.

EBITDA, Adjusted EBITDA and Other Financial Metrics

EBITDA of $496.8 million for the three months ended March 31, 2013, reflected an increase of $15.8 million from $481.0 million for the same period in 2012. Adjusted EBITDA increased by $9.1 million to $505.8 million, or 77 percent of revenue, for the three months ended March 31, 2013, from $496.7 million, also 77 percent of revenue, for the same period in 2012.

At March 31, 2013, Intelsat’s contracted backlog, representing expected future revenue under contracts with customers, was $10.4 billion, compared to $10.7 billion at December 31, 2012. The reduction in backlog reflects the conclusion of the 2012 launch campaign and no near-term launches, together with a decrease in the proportion of backlog from government customers, reflecting the uncertain contracting environment due to U.S. government budget concerns.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

Revenue Comparison by Customer Set and Service Type

($ in thousands)

By Customer Set
	Three Months Ended March 31, 2012		Three Months Ended March 31, 2013
Network Services	$298,929	46%	$298,333	46%
Media	209,895	33%	223,215	34%
Government	128,393	20%	125,827	19%
Other	6,952	1%	7,752	1%

	$644,169	100%	$655,127	100%

By Service Type
	Three Months Ended March 31, 2012		Three Months Ended March 31, 2013
On-Network Revenues
Transponder services	$479,959	75%	$501,807	77%
Managed services	65,972	10%	72,371	11%
Channel	23,820	4%	19,165	3%

Total on-network revenues	569,751	88%	593,343	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	64,434	10%	48,977	7%
Satellite-related services	9,984	2%	12,807	2%

Total off-network and other revenues	74,418	12%	61,784	9%

Total	$644,169	100%	$655,127	100%

Free Cash Flow Used in Operations

Free cash flow used in operations1 was $69.9 million during the three months ended March 31, 2013. Free cash flow from (used in) operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from (used in) operations excludes $252.9 million of cash proceeds received from insurance claims. Payments for satellites and other property and equipment during the three months ended March 31, 2013, totaled $167.2 million.

Financial Outlook 2013

For the full year 2013, Intelsat expects to generate revenue of $2,615 million to $2,640 million, and an Adjusted EBITDA margin consistent with recent periods. Our projected revenue growth reflects modestly lower U.S. government spending on commercial satellite communications services; significant reductions in that spending could adversely affect our revenue.

Our 2013 capital expenditure guidance for the three calendar years 2013 through 2015 (the “Guidance Period”) assumes investment in nine satellites in the manufacturing or design phase during the Guidance Period, including one destroyed in a launch failure in February 2013. We expect to launch four satellites in 2014 and 2015, during the Guidance Period, with construction on the four remaining satellites extending beyond the Guidance Period. By the conclusion of the Guidance Period in 2015, our total transmission capacity is expected to increase modestly from levels at year end 2012. The first of our new Intelsat EpicNG high-throughput satellites is expected to launch in 2015 and enter service in 2016, significantly increasing our total transmission capacity.

Consistent with prior guidance, we expect our capital expenditures to range from $600 million to $675 million in 2013, and $575 million to $650 million in 2014. For 2015, we anticipate capital expenditures of $775 million to $850 million. Our capital expenditures guidance includes capitalized interest.

During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts. We also anticipate that prepayments will be received under customer contracts to be signed in the future. Significant prepayments are currently expected to range from $150 million to $200 million in 2013, from $100 million to $150 million in 2014, and from $25 million to $50 million in 2015, with the majority of these prepayment amounts coming from existing customer contracts.

The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

End Notes

[1]

In this release, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA, free cash flow from (used in) operations and related margins included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Conference Call Information

Intelsat management will host a conference call with investors and analysts at 11:00 a.m. EDT on Thursday, May 9, 2013, to discuss the company’s financial results for the three months ended March 31, 2013. Access to the live conference call will also be available via the Internet at the Intelsat Web site: www.intelsat.com/investors/events. To participate on the live call, participants should call (877) 415-3180 from North America, and +1 (857) 244-7323 from all other locations. The participant pass code is 54684232. Participants will have access to a replay of the conference call through May 16, 2013. The replay number for North America is (888) 286-8010 and for all other locations, +1 (617) 801-6888. The participant pass code for the replay is 90450659.

About Intelsat

Intelsat (NYSE: I) is the leading provider of satellite services worldwide. For almost 50 years, Intelsat has been delivering information and entertainment for many of the world’s leading media and network companies, multinational corporations, Internet Service Providers and governmental agencies. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video, data and voice services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and broadband access, with Intelsat, advanced communications anywhere in the world are closer, by far.

Intelsat Safe Harbor Statement: Some of the statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements made in this release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; litigation; risks associated with investing in a company existing under the laws of the Grand Duchy of Luxembourg; and inadequate access to capital markets. Known risks include, among others, the risks included in Intelsat’s prospectus dated April 17, 2013, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
Revenue	$644,169	$655,127
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	105,010	97,646
Selling, general and administrative	51,155	58,156
Depreciation and amortization	186,871	187,411
Losses on derivative financial instruments	9,858	1,865

Total operating expenses	352,894	345,078

Income from operations	291,275	310,049
Interest expense, net	312,041	318,353
Other income (expense), net	2,903	(650)

Loss before income taxes	(17,863)	(8,954)
Provision for (benefit from) income taxes	7,204	(2,038)

Net loss	(25,067)	(6,916)
Net income attributable to noncontrolling interest	(181)	(888)

Net loss attributable to Intelsat S.A.	$(25,248)	$(7,804)

Basic and diluted net loss per share attributable to Intelsat S.A.	$(0.30)	$(0.09)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET LOSS TO EBITDA

($ in thousands)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
Net loss	$(25,067)	$(6,916)
Add (Subtract):
Interest expense, net	312,041	318,353
Provision for (benefit from) income taxes	7,204	(2,038)
Depreciation and amortization	186,871	187,411

EBITDA	$481,049	$496,810

EBITDA Margin	75%	76%

Note:

EBITDA consists of earnings before net interest, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage costs of borrowing. Accordingly, we consider (gain) loss on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET LOSS TO

ADJUSTED EBITDA

($ in thousands)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
Net loss	$(25,067)	$(6,916)
Add (Subtract):
Interest expense, net	312,041	318,353
Provision for (benefit from) income taxes	7,204	(2,038)
Depreciation and amortization	186,871	187,411

EBITDA	481,049	496,810

Add (Subtract):
Compensation and benefits	1,167	47
Management fees	6,266	6,285
Losses on derivative financial instruments	9,858	1,865
Non-recurring and other non-cash items	(1,680)	803

Adjusted EBITDA	$496,660	$505,810

Adjusted EBITDA Margin	77%	77%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as gains (losses) on derivative financial instruments, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

($ in thousands, except share amounts)

	As of December 31, 2012	As of March 31, 2013
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$187,485	$328,778
Receivables, net of allowance of $23,583 in 2012 and $30,305 in 2013	282,214	505,093
Deferred income taxes	94,779	94,662
Prepaid expenses and other current assets	38,708	64,943

Total current assets	603,186	993,476
Satellites and other property and equipment, net	6,355,192	5,839,334
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	651,087	630,509
Other assets	417,454	410,190

Total assets	$17,265,846	$17,112,436

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$178,961	$129,300
Taxes payable	9,366	—
Employee related liabilities	46,590	26,250
Accrued interest payable	367,686	330,205
Current portion of long-term debt	57,466	925,078
Deferred satellite performance incentives	21,479	21,849
Deferred revenue	84,066	76,655
Other current liabilities	72,715	70,972

Total current liabilities	838,329	1,580,309
Long-term debt, net of current portion	15,846,728	14,966,035
Deferred satellite performance incentives, net of current portion	172,663	168,070
Deferred revenue, net of current portion	834,161	844,591
Deferred income taxes	286,673	287,946
Accrued retirement benefits	299,187	291,602
Other long-term liabilities	300,195	290,516

Shareholders’ deficit:
Common shares, $0.01 par value, 1,000,000,000 shares authorized; 83,189,991 and 83,189,258 shares issued and outstanding at December 31, 2012 and March 31, 2013, respectively (1)	832	832
Paid-in capital (1)	1,519,429	1,520,274
Accumulated deficit	(2,759,593)	(2,767,397)
Accumulated other comprehensive loss	(118,428)	(115,177)

Total shareholders’ deficit	(1,357,760)	(1,361,468)
Noncontrolling interest	45,670	44,835

Total liabilities and shareholders’ deficit	$17,265,846	$17,112,436

(1)

Common shares and paid-in capital amounts reflect the retroactive impact of the Class A and Class B share reclassification into common shares and the share splits related to our Initial Public Offering on April 23, 2013.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
Cash flows from operating activities:
Net loss	$(25,067)	$(6,916)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	186,871	187,411
Provision for doubtful accounts	1,721	7,792
Foreign currency transaction (gain) loss	(1,044)	1,211
Loss on disposal of assets	46	32
Deferred income taxes	2,504	(4,428)
Amortization of discount, premium, issuance costs and other non-cash items	14,445	14,942
Interest paid-in-kind	970	—
Unrealized gains on derivative financial instruments	(1,935)	(4,907)
Other non-cash items	28	5,799

Changes in operating assets and liabilities:
Receivables	3,957	(5,269)
Prepaid expenses and other assets	(15,364)	(20,268)
Accounts payable and accrued liabilities	(63,654)	(73,787)
Deferred revenue	24,307	1,914
Accrued retirement benefits	(4,925)	(7,585)
Other long-term liabilities	(650)	1,351

Net cash provided by operating activities	122,210	97,292

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(260,867)	(167,154)
Proceeds from insurance settlements	—	252,911
Payment on satellite performance incentives from insurance proceeds	—	(19,199)
Other investing activities	—	(1,000)

Net cash provided by (used in) investing activities	(260,867)	65,558

Cash flows from financing activities:
Repayments of long-term debt	(20,334)	(60,254)
Repayment of notes payable to former shareholders	(531)	(198)
Proceeds from issuance of long-term debt	175,000	40,000
Capital contribution from noncontrolling interest	6,105	6,105
Dividend paid to noncontrolling interest	(2,255)	(1,723)
Principal payments on deferred satellite performance incentives	(4,011)	(4,276)

Net cash provided by (used in) financing activities	153,974	(20,346)

Effect of exchange rate changes on cash and cash equivalents	1,044	(1,211)

Net change in cash and cash equivalents	16,361	141,293
Cash and cash equivalents, beginning of period	296,724	187,485

Cash and cash equivalents, end of period	$313,085	$328,778

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$326,031	$336,914
Income taxes paid, net of refunds	14,012	15,558

Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$44,624	$19,349
Restricted cash received	23,901	—

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW USED IN OPERATIONS

($ in thousands)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
Net cash provided by operating activities	$122,210	$97,292
Payments for satellites and other property and equipment (including capitalized interest)	(260,867)	(167,154)

Free cash flow used in operations	$(138,657)	$(69,862)

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from (used in) operations excludes proceeds resulting from settlement of insurance claims, and is not a measurement of cash flow under GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.